UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Tiptree Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

88822Q103

(CUSIP Number)

June 21, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88822Q103		13G

1.	Names of Reporting Persons Nomura Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,273,701(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,273,701(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,273,701

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 4.39%

12.	Type of Reporting Person (See Instructions) HC

(1)                                 This represents 1,273,701 shares beneficially owned by Nomura Securities Co. Ltd. (“NSC”). NSC is a wholly owned subsidiary of Nomura Holdings, Inc., which accordingly may be deemed to beneficially own the shares beneficially owned by NSC.

CUSIP No. 88822Q103		13G

1.	Names of Reporting Persons Nomura Securities Co. Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,273,701

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,273,701

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,273,701

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 4.39%

12.	Type of Reporting Person (See Instructions) FI

CUSIP No. 88822Q103	13G

Explanatory Note:

This Amendment No. 6 to the Schedule 13G is being filed solely for the purpose of including the correct signatory on behalf of Nomura Holdings, Inc., which was inadvertently listed incorrectly on Amendment No. 5 to the Schedule 13G.  Except for this correction, all other information in Amendment No. 5 remains unchanged.

Item 1.
	(a)	Name of Issuer: Tiptree Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 780 Third Avenue, 21st Floor New York, NY 10017

Item 2.
	(a)	Name of Person(s) Filing: Nomura Holdings, Inc. Nomura Securities Co. Ltd.
(b)

Address of Principal Business Office or, if none, Residence:
Nomura Holdings, Inc.

1-9-1 Nihonbashi, Chuo-ku, Tokyo 103-8645, Japan

Nomura Securities Co. Ltd.

1-9-1 Nihonbashi, Chuo-ku, Tokyo 103-8645, Japan

	(c)	Citizenship: Nomura Holdings, Inc. Japan Nomura Securities Co. Ltd. Japan
	(d)	Title of Class of Securities: Class A Common Stock, par value $0.001 per share
	(e)	CUSIP Number: 88822Q103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 88822Q103	13G

Item 4.	Ownership.
Items 5-11 of the cover page are incorporated by reference

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Exhibit B

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

CUSIP No. 88822Q103	13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 6th day of July, 2017.

Nomura Holdings, Inc.

/s/ Yutaka Nakajima
Yutaka Nakajima
Title: Senior Managing Director

Nomura Securities Co. Ltd.

/s/ Masafumi Nakaguchi
Masafumi Nakaguchi
Title: Managing Director

CUSIP No. 88822Q103	13G

Index to Exhibits

Exhibit	Exhibit
A	Joint Filing Agreement
B	Subsidiaries

CUSIP No. 88822Q103	13G

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this Joint Filing Agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of July 6, 2017.

Nomura Holdings, Inc.

/s/ Yutaka Nakajima
Yutaka Nakajima
Title: Senior Managing Director

Nomura Securities Co. Ltd.

/s/ Masafumi Nakaguchi
Masafumi Nakaguchi
Title: Managing Director

CUSIP No. 88822Q103	13G

EXHIBIT B

SUBSIDIARIES

Nomura Securities Co. Ltd. is a wholly owned subsidiary of Nomura Holdings, Inc.